First Cash Financial Services, Inc. Direct: 817-505-3134 rick.wessel@firstcash.com

February 7, 2012

VIA EDGAR

Mr. Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:

First Cash Financial Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 000-19133

Dear Mr. Mew:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 1, 2012 to Rick L. Wessel, Chief Executive Officer of First Cash Financial Services, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 25, 2011 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 16 – Geographic Areas

1.

We note your proposed disclosure stating individual stores and regional geographic markets have been aggregated into one reportable segment. If, as you state in your response, that each individual store is an operating segment, please tell us what your regional geographic markets represent. Further, if your regional geographic markets are not operating segments, please tell us the guidance you relied upon for aggregation with the individual stores, i.e., operating segments.

2.

Your accounting policy for goodwill states you identified three reporting units or components for the purpose of measuring the recoverability of goodwill: U.S. Pawn Operations, U.S. Short-Term Loan Operations and Mexico Operations. A reporting unit is an operating segment or one level below an operating segment, a component. You have stated that each individual store represents an operating segment under ASC 280. Please explain how the three reporting units U.S. Pawn Operations, U.S. Short-Term Loan Operations and Mexico Operations identified under ASC 350-20-35 for the purpose of measuring the recoverability of goodwill relate to your operating segments which you identified as individual stores.

Company’s Response:

Our previous correspondence indicating that each individual store represented an operating segment was based on incorrect use of certain terminology in the accounting literature. Individual stores should have been defined as “components” of an operating segment as opposed to “operating segments.” Based on analysis of ASC 280-10-50, the Company considers its chief operating decision maker (the “CODM”) to be a function, performed primarily by the Company’s chief executive officer, chief operating officer and chief financial officer. The function of the CODM is to allocate resources to and assess the performance of the operating segments of the Company. The Company’s CODM function does not regularly review results at the store (or component) level for the purpose of making segment or Company-wide resource allocation decisions or for assessing Company or segment performance.

As indicated in our previous correspondence related to the comment letter, the Company’s management hierarchy is primarily based on a regional geographic reporting structure. The Company’s primary reporting structure, as used by the CODM, rolls the regional geographic structure into one of three operating segments:  (1) U.S. pawn operations, (2) U.S. short-term loan operations and (3) Mexico operations. The CODM reviews key financial information, such as revenue growth, loan metrics and operating margins, and assesses performance primarily at this operating segment level. As an example, a monthly gross profit and margin projection report is delivered to the CODM twice per week which reports consolidated revenue, gross profit and margin results and the same rolled-up results for each of the three operating segments. Lower level regional and store-level results are not regularly provided in this report. Key resource allocation decisions, such as annual store opening targets or acquisition/divestiture decisions, are determined by the CODM at the same operating segment level. Based on these facts and our further review of the terminology provided in the accounting literature, we consider the Company to have three operating segments:  (1) U.S. pawn operations, (2) U.S. short-term loan operations and (3) Mexico operations.

ASC 280-10-50-11 provides that individual operating segments shall be aggregated if they have similar economic characteristics and the segments are similar with regard to their products and services, production processes, type of customer, distribution methods and regulatory environment. Based on the qualitative analysis process prescribed in ASC 280-10-50-11, the Company has determined that all three of its operating segments should be aggregated into a single reportable operating segment.

With regard to the economic characteristic of each operating segment of the Company, both the historical and projected future operating and profitability metrics are highly similar. For example, over the most recent five-year period, the weighted average store-level operating profit margins for each of the three segments were 24%, 25% and 33%, which the Company considers to be similar and strongly correlated. There was limited variability in operating margins over this same period of time, with the lowest operating profit margin for any given year for any segment being 19%, while the highest margin was 36%, again indicative of the strong similarity and correlation in profitability results across segments. The projected operating profit margins in 2012 for all three segments fall within these historical ranges and the Company does not believe that long-term future margins will vary significantly in total or by individual segment. Looking at the specific products and services, the gross profit margins and effective yields on both the pawn and short-term loan products are also highly consistent and strongly correlated across all three segments.

The following information provides analysis of the other specific aggregation criteria provided in ASC 280-10-50-11 as it applies to each of the Company’s three operating segments.

a.	The nature of the products and services.

Each of our three operating segments offer the same or very similar products and services. All segments offer small, short-term consumer loan products in every store and a significant majority of the stores in each segment also buy and/or sell jewelry, electronics, tools or other consumer items. The terms and conditions of the consumer loan products and the type of goods purchased and sold are similar across segments. For example, over 98% of currently outstanding consumer loans, whether pawn loans or other short-term loans, have maturities of 30 days or less. All loan products can be defined as “small loans” as the average loan size for each product in each segment is less than $500. The type of merchandise bought and sold in each segment is limited almost exclusively to jewelry, consumer electronics, tools, musical instruments and sporting goods and the gross margins on such transactions are similar across segments.

b.	The nature of the production processes.

The production process is identical for each of the three operating segments of the Company. Except for internet-based loans, which are less than 1% of all loans, all consumer loan transactions are initiated, processed and executed at the retail branch locations. All acquired pawn merchandise for the stores in each segment is received directly from the customers at the store locations and all merchandise sales are sold or shipped from the same locations. A single, common information technology platform, which includes a point-of-sale system, a loan management system and a pawn merchandise tracking system, supports all stores, products and services across all segments. A single customer database is shared by all stores in all segments. All of the Company’s stores are staffed and managed utilizing a consistent process and methodology across all segments. All stores and segments are supported by a single, shared administrative support platform which includes accounting/treasury services, payroll and human resources management, training functions, internal audit functions, information technology systems, security services, licensing/government relations functions, legal functions, real estate management and new store development/construction.

c.	The type or class of customer for their products and services.

The pawn and consumer loan customer base is highly similar across segments. The Company’s core lending products and services are primarily related to serving cash-constrained and/or credit-challenged customers. Most of the customers lack access to traditional lending products offered to more creditworthy customers and/or are considered to be “unbanked” or “underbanked.”  Many customers who buy and sell used merchandise in the Company’s stores in each segment are also cash-constrained, and in fact, many individual customers utilize multiple services in multiple store locations and/or operating segments over time. For example, the Company has many customers in the U.S.-Mexico border regions who perform both loan and merchandise buy/sell transactions in stores of the Company on both sides of the border.

d.	The methods used to distribute their products or provide their services.

All pawn merchandise is acquired at the retail locations through forfeited pawns or direct purchases from customers and all pawn merchandise sales originate from inventories at the retail locations. Except for the internet distribution channel which accounts for less than 1% of all consumer loans, all products and services are exclusively distributed or provided from the Company’s retail locations. The typical retail location, regardless of segment, is located either in a neighborhood shopping center or a high-traffic street-front location.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Virtually all of the Company’s products and store operations are subject to extensive government regulations concerning consumer lending operations, buy/sell transactions and licensing/zoning requirements. Regulations specific to most pawn and consumer lending operations are based primarily at the federal and state levels in both the U.S. and Mexico. While the specific laws and regulations can vary based on the specific jurisdiction, most are very similar in their focus on the form and substance of consumer loan contracts, consumer lending practices, disclosure requirements, reporting and licensing requirements and other consumer protections. For example, in the State of Texas, the Company has 178 locations, of which 104 are licensed pawn locations and 74 are licensed short-term consumer loan stores. All of the Company’s locations in Texas, regardless of their operating segment, are licensed, regulated and audited by the State’s Office of the Consumer Credit Commissioner. Similar agencies typically regulate the Company’s operations in other jurisdictions.

In response to the second question raised by the Commission, the Company’s three operating segments, as described above, correspond directly to the reporting units historically used in testing goodwill for impairment.

In future Form 10-K filings, we will add disclosure to the segment description within our accounting policies footnote, as follows:

“The Company manages its pawn and short-term loan operations under three operating segments:  U.S. pawn operations, U.S. short-term loan operations and Mexico operations. The three operating segments have been aggregated into one reportable segment because they have similar economic characteristics and similar long-term financial performance metrics. Additionally, all three segments offer similar and overlapping products and services to a similar customer demographic, operate in similar regulatory environments, and are supported by a single, centralized administrative support platform.”

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing. We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing. We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3134.

Sincerely,

/s/ Rick L. Wessel

Rick L. Wessel

Chairman of the Board, President, Chief Executive Officer

(Principal Executive Officer)

cc: Scott Stringer, SEC Staff Accountant